UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: April 28, 2009

For immediate release
April 28, 2009

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & CEO
Stock ticker code:	6586
Announcement of Change of Management and
Adoption of the Corporate Officer System
     Makita Corporation announces that its Board of Directors, at a meeting held today, has resolved on the following Change of Management and Adoption of the Corporate Officer System.

1.	Changes in directors (Date of assuming offices: June 25, 2009)
(1) New candidates for directors

Name	New Title	Present Title
Yoji Aoki	Director, Corporate Officer, General Manager of Administration Headquarters	General Manager of General Affairs Department

(2) Retirement from member of the board

Name	New Title	Present Title
Masami Tsuruta	Advisor	Managing Director, In charge of Domestic Business
Kenichiro Nakai	Advisor	Director, General Manager of Administration Headquarters
Zenji Mashiko	Corporate Officer, General Manager of Domestic Sales Marketing Headquarters: Tokyo Area	Director, General Manager of Domestic Sales Marketing Headquarters: Nagoya Area
Toshio Hyuga	Corporate Officer, General Manager of Domestic Sales Marketing Headquarters: Osaka Area	Director, General Manager of Domestic Sales Marketing Headquarters: Osaka Area

(3) Promotion in title

Name	New Title	Present Title
Tadayoshi Torii	Director, Managing Corporate Officer, In Charge of Production and General Manager of Production Headquarters	Director, General Manager of Production Headquarters
Shiro Hori	Director, Managing Corporate Officer, In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia, and Oceania Region	Director, General Manager of Overseas Sales Headquarters: America, Asia, and Oceania Region and International Administration

(4) Change of position

Name	New Title	Present Title
Tomoyasu Kato	Director, Corporate Officer, General Manager of Research and Development Headquarters (In Charge of Research and Development)	Director, General Manager of Research and Development Headquarters
Tadashi Asanuma	Director, Corporate Officer, In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters: Nagoya Area	Director, General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
Shinichiro Tomita	Director, Corporate Officer, General Manager of Research and Development Headquarters (In Charge of Product Development)	Director, Assistant General Manager of Production Headquarters: China Plant

1
English Translation of press release originally issued in Japanese

2.	Adoption of the corporate officer system (scheduled to take effect on June 25, 2009)
(1) Purpose of adoption
     The business conditions for Makita, which operates business globally, have been changing drastically. The corporate officer system will be adopted in order to ensure swift implementation of group strategies and to strengthen the operational organizations of Makita under these conditions. We believe that improvement of the operational agility and efficiency achieved by this system will further enhance our corporate value.
(2) Newly appointed corporate officers

Name	Present Title
Hiroshi Okamoto	President of Makita U.S.A. Inc
Tamiro Kijima	Senior Managing Director of Dolmar G.m.b.H
Osamu Yokoyama	Vice-president of Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd.

(3) Newly management system
	Directors

Name	Official Title	Position
Masahiko Goto	President, Representative Director
Yasuhiko Kanzaki	Director, Managing Corporate Officer	In Charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East and Africa Region
Tadayoshi Torii	Director, Managing Corporate Officer	In Charge of Production and General Manager of Production Headquarters
Shiro Hori	Director, Managing Corporate Officer	In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia, and Oceania Region
Tomoyasu Kato	Director, Corporate Officer	General Manager of Research and Development Headquarters (In Charge of Research and Development)
Tadashi Asanuma	Director, Corporate Officer	In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters: Nagoya Area
Hisayoshi Niwa	Director, Corporate Officer	General Manager of Quality Headquarters
Shinichiro Tomita	Director, Corporate Officer	General Manager of Research and Development Headquarters (In Charge of Product Development)
Tetsuhisa Kaneko	Director, Corporate Officer	General Manager of Purchasing Headquarters
Yoji Aoki	Director, Corporate Officer	General Manager of Administration Headquarters
Motohiko Yokoyama	Outside Director

Note: Mr. Motohiko Yokoyama as an outside Director is President and Representative Director of JTEKT Corporation.

‚	Corporate officers

Name	Official Title	Position
Zenji Mashiko	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
Toshio Hyuga	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Osaka Area
Hiroshi Okamoto	Corporate Officer	President of Makita U.S.A. Inc
Tamiro Kijima	Corporate Officer	Senior Managing Director of Dolmar G.m.b.H
Osamu Yokoyama	Corporate Officer	President of Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd.

2
English Translation of press release originally issued in Japanese